February 9, 2021

Mr. Tommy Elkins
Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

Dear Mr. Elkins:

In accordance with your request, we have audited the estimates prepared by Southwestern Energy Company (Southwestern), as of December 31, 2020, of the proved reserves and future revenue to the Southwestern interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Southwestern. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. We completed our audit on or about the date of this letter. This report has been prepared for Southwestern’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Southwestern’s estimates of the net reserves and future net revenue, as of December 31, 2020, for the audited properties:

	Net Reserves			Future Net Revenue (MM$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(BCF)	Total	at 10%

Proved Developed Producing	32,224.464	267,993.152	6,229.650	3,579.718	1,960.588
Proved Developed Non-Producing	1,338.173	8,554.971	112.244	75.351	40.942
Proved Undeveloped (1)	24,461.526	133,602.608	2,838.968	769.253	(117.638)

Total Proved	58,024.164	410,150.720	9,180.862	4,424.323	1,883.892

Totals may not add because of rounding

(1) Estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in billions of cubic feet (BCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of Southwestern are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Southwestern’s reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Southwestern in preparing the December 31, 2020, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Southwestern.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. Southwestern’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Southwestern has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on Southwestern’s declared intent to drill these wells, as evidenced by its internal budget, reserves estimates, and price forecast.

Prices used by Southwestern are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2020. For oil and NGL volumes, the average West Texas Intermediate spot price of $39.568 per barrel is adjusted for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $1.985 per MMBTU is adjusted for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $28.94 per barrel of oil, $10.27 per barrel of NGL, and $1.32 per MCF of gas.

Operating costs used by Southwestern are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into per-well costs and per-unit-of-production costs. For all properties, headquarters general and administrative overhead expenses of Southwestern are not included. Capital costs used by Southwestern are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Southwestern and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Southwestern, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 99 percent of the total proved reserves and accounting for approximately 97 percent of the present worth for those reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Southwestern with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Southwestern’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgement.

Supporting data documenting this audit, along with data provided by Southwestern, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Connor B. Riseden, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2006 and has over 4 years of prior industry experience. Edward C. Roy III, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2008 and has over 11 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Connor B. Riseden	By:	/s/ Edward C. Roy III
	Connor B. Riseden, P.E. 100566		Edward C. Roy III, P.G. 2364
	Vice President		Vice President

	Date Signed: February 9, 2021		Date Signed: February 9, 2021